UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-36306
CUSIP NUMBER 269796108

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR

For Period Ended: September 30, 2023
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
Eagle Pharmaceuticals, Inc. Full Name of Registrant
N/A Former Name if Applicable
50 Tice Boulevard, Suite 315 Address of Principal Executive Office (Street and Number)
Woodcliff Lake, NJ 07677 City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Eagle Pharmaceuticals, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 (the “Form 10-Q”). The Company is unable to file its Form 10-Q within the prescribed time period without unreasonable effort or expense primarily because it requires additional time to complete its review of potential adjustments relating to the reporting of sales of PEMFEXY®.

As a result of the foregoing, the Company needs additional time to finalize its financial statements and related disclosures to be included in the Form 10-Q. The Company expects to file the Form 10-Q within the 5 calendar day extension provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended, but can provide no assurance that it will be able to file by such time.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Scott Tariff	201	326-5300
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenue for the three months ended September 30, 2023 is expected to decrease compared to the three months ended September 30, 2022, primarily driven by decreases in BENDEKA® and TREAKISYM® royalties, a reduction of approximately $15.0 million in net product sales for vasopressin (which was discontinued in the first quarter of 2023), and lower net product sales for BELRAPZO® and RYANODEX®.

In addition, the Company is reviewing and expects potential adjustments to reserves for returns and price adjustments of approximately $15.0 million to $20.0 million. These potential adjustments primarily relate to returns and a price adjustment for PEMFEXY® substantially stemming from slower-than-anticipated pull-through from one wholesale customer predominantly due to expiry of inventory.

R&D expense for the three months ended September 30, 2023 is expected to increase compared to the three months ended September 30, 2022, primarily due to higher spend related to the BYFAVO® and BARHEMSYS® pediatric studies, the CAL02 clinical trial, EA-114 projects and personnel-related costs. SG&A expense for the three months ended September 30, 2023 is expected to increase compared to the three months ended September 30, 2022, primarily due to marketing costs for BARHEMSYS and BYFAVO, personnel-related costs including increases in sales and marketing headcount and severance costs.

Net loss for the three months ended September 30, 2023 is expected to increase compared to the three months ended September 30, 2022, primarily due to the factors discussed above.

The foregoing expectations are based on preliminary unaudited financial information and subject to change in connection with the completion of the reporting process and preparation of the Company's financial statements, and actual results may vary significantly from the foregoing expectations.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “anticipate,” “will,” “expect” “potential,” and similar terms and phrases are used in this Form 12b-25 to identify forward-looking statements, including statements regarding the Company’s ability to file the Form 10-Q within the time period prescribed by Rule 12b-25 and the Company’s expectations regarding its financial results, including the expectation that there will be no material changes to the expectations set forth herein. Many factors could cause actual results and future events to differ materially from the forward-looking statements, including, among other things, the completion of the preparation of the financial statements and procedures related to the Company’s financial reporting, the discovery of additional information, and the risks and uncertainties set forth in the sections entitled “Risk Factors” in the Company's Annual Report on Form 10-K  for the year ended December 31, 2022, and in its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2023 and June 30, 2023, as well as subsequent filings with the SEC. These forward-looking statements are based on management's expectations as of the date of this filing. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements other than as required by applicable law. The Company does not give any assurance that it will achieve its expectations.

Eagle Pharmaceuticals, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 9, 2023	By:	/s/ Scott Tarriff
	Name:	Scott Tarriff
	Title:	Chief Executive Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).